UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52801

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trinity Wealth Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 W Washington Ave., Suite 200
(No. and Street)

St. Louis	MO	63122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan M. Smith — 314-966-0033 ext 600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holt & Patterson, LLC
(Name – *if individual, state last, first, middle name*)

260 Chesterfield Industrial Blvd	Chesterfield	MO	63005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alan M. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trinity Wealth Securities, LLC, as of Trinity Wealth Advisors, LLC, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Compliance Officer

Title

Notary Public

Carol J. Campey
State of Missouri Notary Public
St. Louis County
My Commission Expires: 3/23/2021
Commission #13414355

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Trinity Wealth Securities, LLC

AUDITED FINANCIAL STATEMENTS

December 31, 2018

Trinity Wealth Securities, LLC

Table of Contents

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Trinity Wealth Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Trinity Wealth Securities, LLC as of December 31, 2018, the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Trinity Wealth Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Trinity Wealth Securities, LLC's management. Our responsibility is to express an opinion on Trinity Wealth Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trinity Wealth Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on page 9-12 has been subjected to audit procedures performed in conjunction with the audit of Trinity Wealth Securities, LLC's financial statements. The supplemental information is the responsibility of Trinity Wealth Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 9-12 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC

We have served as Trinity Wealth Securities, LLC's auditor since 2018.
Chesterfield, MO
March 28, 2019

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

HOLT &
PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Trinity Wealth Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Trinity Wealth Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Trinity Wealth Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Trinity Wealth Securities, LLC stated that Trinity Wealth Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Trinity Wealth Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trinity Wealth Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO
March 28, 2019

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

Board of Directors
of Trinity Wealth Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Trinity Wealth Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Trinity Wealth Securities, LLC's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2018, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Trinity Wealth Securities, LLC's management is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by Trinity Wealth Securities, LLC for the year ended December 31, 2018 to the total revenues in Trinity Wealth Securities, LLC's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by Trinity Wealth Securities, LLC for the year ended December 31, 2018 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by Trinity Wealth Securities, LLC for the year ended December 31, 2018 and in the related schedules and workpapers, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Trinity Wealth Securities, LLC's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Trinity Wealth Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC

Chesterfield, MO
March 28, 2019

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Trinity Wealth Securities, LLC
Statement of Financial Condition
December 31, 2018

		2018
Assets		
Current Assets		
Cash in Bank	$	16,755
Commission Receivables		8,852
Total Assets	$	25,607
Liabilities and Members' Equity		
Current Liabilities		
Commissions Payable	$	3,541
Members' Equity		22,066
Total Liabilities and Members' Equity	$	25,607

Trinity Wealth Securities, LLC
Statement of Income
December 31, 2018

	2018
Sales	
Commissions earned	$ 47,561
Expenses	
Office Expense	60
Insurance	-
Professional Fees	7,790
License and Permits	3,798
Total Expenses	11,648
Operating Income	35,913
Other Income	
Other Income	276
Total Other Income	276
Net Income Before Members' Commissions	36,189
Other Expenses	
Commissions paid to members	24,879
Net Income	$ 11,310

Trinity Wealth Securities, LLC
Statement of Changes in Members' Equity
December 31, 2018

		2018
Equity at Beginning of Year	$	29,756
Net Income	$	11,310
Distributions		(25,000)
Capital Contributed		6,000
Equity at End of Year	$	22,066

See Report of Independent Registered Public Accounting Firm, Accompanying Notes, and Supplemental Information

Trinity Wealth Securities, LLC
Statement of Cash Flows
December 31, 2018

		2018
Cash Flows From Operating Activities		
Net Income	$	11,310
Adustments to reconcile net income to net cash (used by) operating activities:		
Commissions receivable		1,886
Commissions payable		(754)
Net Cash Provided by Operating Activities		12,442
Cash Flows Used by Financing Activities		
Distributions		(25,000)
Capital contributions		6,000
Change in Cash		(6,558)
Cash at Beginning of Year		23,313
Cash at End of Year	$	16,755

Supplemental Disclosures of Cash Flow Information

No Cash was paid for interest or taxes in 2018

Trinity Wealth Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

Trinity Wealth Securities, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The Company was organized on June 12, 2000 and provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid on mutual fund and variable annuity transactions.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles. Revenue is recognized as earned and expenses are reported as incurred.

Commissions Receivable and Payable: Commissions receivable and payable are accrued monthly from the daily sales blotter maintained by the Company. At December 31, 2018 all of the Company's commissions receivable and payable were less than 30 days old. An allowance for doubtful accounts is not deemed necessary.

Income Taxes: The Company has elected to be taxed as a partnership. As such, all items of income and expense are passed through to the limited liability company's members to be taxed on their individual income tax returns.

Use of estimates: Generally accepted accounting principles require that use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company currently has no salaried or hourly employees. All registered representatives are also members of the Company. Commissions are paid to members on ASA Group income (see note B).

Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. Currently the Company does not have deposits in excess of the federally insured limits.

NOTE B - MEMBER CAPITAL AND RELATED PARTY TRANSACTIONS

Member capital is as follows:

Year	Beginning Balance	Sales	Prior Year Comm Pay	Current Year Comm. Pay	Cash Paid to Members and Expenses	Ending Balance
2018	$ 29,756	$ 47,561	$ 4,296	$ (3,541)	$ (56,006)	$ 22,066

NOTE B - MEMBER CAPITAL AND RELATED PARTY TRANSACTIONS - Cont'd

In 2018 Jim Evens, Alan Smith (ASA Group) and Eric Steiner are the members of the Company. Prior to their admittance to the LLC payments to Evens, Smith and Steiner had been reported as commissions paid via 1099. Payments to Matush had been reported as a member distribution. At the request of the NASD the Company has continued this reporting.

Payments to members for ASA Group income are treated as commissions. The base rate is 50%. Additional commissions of 5% are paid to a passive referrer, 15% to an active referrer and 20% to the principal advisor. It is possible for the same person to perform all of these roles.

Payments to members for Company income are reported as distributions.

	2018
Distributions to ASA Group (reported as expense)	$ 24,879
Distributions to members (reported as member draws)	25,000
Total distributions to members	$ 49,879

The Company prepares it's tax returns on the cash basis of accounting. The reconciliation of book to tax is:

	2018
Total distributions to members per book (accrual)	$ 53,478
Prior year commissions payable	4,296
Current year commissions payable	(3,541)
Total distributions to members per tax (cash)	$ 54,233

The members of the Company are also members of Trinity Wealth Advisors, LLC. The company utilizes the offices and salaried personnel of Trinity Wealth Advisors, LLC at no cost.

NOTE C - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (FASB), issued a new accounting pronouncement regarding revenue recognition effective for reporting periods beginning after December 15, 2017. Management has adopted this standard to which there was no significant impact to it's financial position, results of operations and related disclosures.

NOTE D - INCOME TAXES

Trinity Wealth Securities, LLC has three prior fiscal years open for examination by taxing authorities. In addition to the current year, the years ended December 31, 2017, 2016, and 2015 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

The Company's policy for reporting interest and penalties related to income taxes is to expense them as they are incurred. The total penalties and interest the Company paid for 2018 was $0.

NOTE E - SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 28, 2019. There are no events or transactions occurring after the balance sheet date required to be reported.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital pursuant to Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness. On December 31, 2018, the Company had net capital of $16,755 ($11,755 in excess of the minimum required amount). The percentage of aggregate indebtedness to net capital was 21.13% on December 31, 2018.

Trinity Wealth Securities, LLC

SUPPLEMENTAL INFORMATION

Trinity Wealt Securities, LLC
Computation of Net Capital Pursuant to Rule 15c3-1(1)
December 31, 2018

		2018
Net Capital		
Ownership equity	$	22,066
Less non-allowable assets		(5,311)
Total Allowable Capital		16,755
Less haircuts on investments (none)		-
Total Net Capital		16,755
Minimum Net Capital Requirement		(5,000)
Excess Over Minimum Net Capital Requirement	$	11,755
Total Aggregate Indebtedness to Net Capital	$	3,541
Ratio of Aggregate Indebtedness to Net Capital		21.13%
Schedule of Aggregate Indebtedness		
Commission Payable	$	3,541
Accounts Payable		-
Income Tax Payable		-
	$	3,541
Reconciliation With Company's Computation		
Net Capital as reported in Company's Part II (Unaudited)		
FOCUS Report	$	16,755
Net audit adjustments		-
	$	16,755

The difference between the Net Capital Calculation compared to the Broker Dealers's Unaudited Part II relates to the subtraction of non-allowable assets

TRINITY
WEALTH ADVISORS

Trinity Wealth Securities, LLC's Exemption Report
Exemption Provision Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2018

Trinity Wealth Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240 7a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Trinity Wealth Securities, LLC. Claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).

Trinity Wealth Securities, LLC met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Trinity Wealth Securities, LLC

I, Alan M. Smith, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Alan M. Smith
Chief Compliance Officer

132 West Washington, 2nd Floor • Kirkwood, MO 63122 • 314.966.0033 • TrinityWealth.com